UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*

                            Covol Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   223575-10-1
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                          39 Exchange Place, Suite 100
                           Salt Lake City, Utah 84111
                                  801-534-0909
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



CUSIP No. 223575-10-1

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Aspen Capital Resources, LLC

2.      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)
        (a) [ ]
        (b) [ ]

3.      SEC USE ONLY




4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(D) OR 2(E)                                                    [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Utah

7.      SOLE VOTING POWER

        0 Shares

8.      SHARED VOTING POWER

        715,531 Shares (including 333,291 Shares issuable on conversion of convertible Debentures; 76,180 Shares issuable on conversion of convertible Preferred Stock; and 306,060 Shares issuable under immediately exercisable warrants)

9.      SOLE DISPOSITIVE POWER

        0 Shares


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



10.     SHARED DISPOSITIVE POWER

        715,531 Shares (including 333,291 Shares issuable on conversion of convertible Debentures; 76,180 Shares issuable on conversion of convertible Preferred Stock; and 306,060 Shares issuable under immediately exercisable warrants)

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        715,531 Shares (including 333,291 Shares issuable on conversion of convertible Debentures; 76,180 Shares issuable on conversion of convertible Preferred Stock; and 306,060 Shares issuable under immediately exercisable warrants)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO

CUSIP No. 223575-10-1

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Johnson Foundation

2.      CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)
        (a) [ ]
        (b) [ ]

3.      SEC USE ONLY




4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(D) OR 2(E)                                                    [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Utah

7.      SOLE VOTING POWER

        0 Shares

8.      SHARED VOTING POWER

        715,531 Shares (including 333,291 Shares issuable on conversion of convertible Debentures; 76,180 Shares issuable on conversion of convertible Preferred Stock; and 306,060 Shares issuable under immediately exercisable warrants)

9.      SOLE DISPOSITIVE POWER

        0 Shares

10.     SHARED DISPOSITIVE POWER

        715,531 Shares (including 333,291 Shares issuable on conversion of convertible Debentures; 76,180 Shares issuable on conversion of convertible Preferred Stock; and 306,060 Shares issuable under immediately exercisable warrants)

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        715,531 Shares (including 333,291 Shares issuable on conversion of convertible Debentures; 76,180 Shares issuable on conversion of convertible Preferred Stock; and 306,060 Shares issuable under immediately exercisable warrants)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO

        This Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Covol Technologies, Inc., a Delaware corporation (the "Company") held for the accounts of Aspen Capital Resources, LLC and The Johnson Foundation. Mr. Joe K. Johnson is the manager of Aspen Capital Resources, LLC and the trustee of The Johnson Foundation. As such, he has been granted voting power and investment power over investments of the Reporting entities, including the Shares, and may therefore be deemed to control, directly or indirectly, the Shares reported hereby.

Item 1.   Security and Issuer

        The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $.001 per share, of Covol Technologies, Inc., a Delaware corporation. The Company has its principal executive offices at 3280 N. Frontage Rd, Lehi, Utah 84043.

Item 2.   Identity and Background

        This statement is filed by Aspen Capital Resources, LLC, a Utah limited liability company with an address at 8989 South Schofield Circle, Sandy, Utah 84093; and The Johnson Foundation, a Utah charitable trust with an address at 8989 South Schofield Circle, Sandy, Utah 84093(together, the "Reporting Persons"). Aspen Capital Resources, LLC and The Johnson Foundation may be deemed to beneficially own, directly or indirectly, the Shares reported hereby. Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Reporting Persons constitute a "group" for any purpose.

        Aspen Capital Resources, LLC is an investment company. The Johnson Foundation is qualified as an exempt organization under the Internal Revenue Code of 1986, as amended, and performs certain charitable purposes. Joe K. Johnson, an individual resident of Utah and U.S. citizen, with an address at 8989 South Schofield Circle, Sandy, Utah 84093, is the manager of Aspen Capital Resources, LLC and the trustee of The Johnson Foundation. His principal business is investor and consultant.

        During the last five years, neither of the Reporting Persons nor Mr. Joe
K. Johnson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, neither of the Reporting Persons nor Mr. Joe
K. Johnson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

        Aspen Capital Resources, LLC has provided funding of $1,750,000.00 to the Company pursuant to a Securities Purchase Agreement dated as of September 17, 1999. The funding was provided from working capital of Aspen Capital Resources, LLC, including capital contributions and earnings from operations.

        The Johnson Foundation has provided funding of $1,000,000.00 to the Company pursuant to an Agreement dated as of January 22, 1999. The funding was provided from working capital of The Johnson Foundation, including contributions and earnings.

Item 4.   Purpose of Transaction

        The Shares have been acquired by the Reporting Persons for investment purposes. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or other securities convertible or exchangeable for Shares in public or private transactions; dispose of Shares or other securities in public or private transactions, including dispositions economically effected by short sales or options transactions; and/or enter into privately negotiated derivative transactions to hedge the market risk of some or all of its positions in the Shares or other securities. Any such transactions may be effected at any time and from time to time. In connection with their investment in the Company, the Reporting Persons expect from time to time to consult with management and other shareholders of the Company.

        Other than as discussed above, or as otherwise described in Item 6 of this Statement on Schedule 13D, the Reporting Persons currently have no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

        (a) - (b) As of October 6, 1999, Aspen Capital Resources, LLC was the holder of $1,750,000 of Debentures, 50% of which are deemed convertible for 333,291 Shares (at the Conversion Price, as defined below) and Warrants exercisable for 233,333 Shares (at $3.60 per Share). The Conversion Price for the Debentures is the lower of $3.00 or the average of the 3 lowest closing bid prices during the 15 trading days preceding the date of conversion.

        As of October 6, 1999, The Johnson Foundation was the record owner of 200 shares of Series C Preferred Stock convertible for 76,180 Shares (at the Conversion Price, as defined below) and Warrants exercisable for 72,727 Shares (at $6.88 per Share). The Conversion Price for the Preferred

Stock is the lower of $5.50 or the average of the 3 lowest closing bid prices during the 15 trading days preceding the date of conversion.

        Because the Debentures and Preferred Stock are convertible into Shares at the option of the Reporting Persons pursuant to the foregoing formulas, the actual number of Shares which would be owned by the Reporting Persons upon conversion will fluctuate. However, for purposes of this filing, the Debentures and the Preferred Stock are deemed converted as of the reporting date.

        On the basis of the foregoing, Aspen Capital Resources, LLC and The Johnson Foundation may be deemed to beneficially own, directly or indirectly, 715,531 Shares, or 5.3% of the Company's outstanding Common Stock as of the reporting date. Such calculation is based on the Company's outstanding Shares, after giving effect to Shares issuable upon conversion of the Debentures and the Preferred Stock and upon exercise of the Warrants owned by the Reporting Persons.

        Each of the Reporting Persons may be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by the other. In addition, Joe K. Johnson, as manager of Aspen Capital Resources, LLC and as trustee of The Johnson Foundation may be deemed to beneficially own, directly or indirectly, the Shares.

        (c) Schedule I lists transactions in the Shares by the Reporting Persons during the last sixty days, including the name, date, amount of securities involved, and price per unit. Except as otherwise indicated, all acquisitions of Shares were made by conversions of Debentures and Preferred Stock directly with the Company, and all dispositions of Shares were executed through market transactions. There were no other transactions in the Shares by the Reporting Persons in the past sixty days.

        (d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        (a) The arrangement between Aspen Capital Resources, LLC and the Company, whereby Aspen Capital Resources, LLC provided funding to the Company, is set forth in a Securities Purchase Agreement dated as of September 17, 1999 which is incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3/A (Registration No. 333-67371), Amendment No. 4 dated October 7, 1999, which has been filed with the Securities and Exchange Commission.

        (b) The arrangement between The Johnson Foundation and the Company, whereby The Johnson Foundation provided funding to the Company, is set forth in the Certificate of Designation, Number, Voting Powers, Preferences and Rights of the Series C 7% Convertible Preferred Stock which is incorporated herein by reference to Exhibit 3.1.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 which has been filed with the Securities and Exchange Commission.

        (c) Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

        1.  Joint Filing Agreement among the Reporting Persons.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2000

ASPEN CAPITAL RESOURCES, LLC


By:      /s/
        -----------------------
        Joe K. Johnson, Manager

THE JOHNSON FOUNDATION


By:      /s/
        -----------------------
        Joe K. Johnson, Trustee

                                   SCHEDULE I


Title of Security      Transaction     Securities Acquired (A)* and Disposed (D)
                                       -----------------------------------------
                          Date               Number of                 Price
                                             Shares                    Per Share

Common Stock           08/06/99                60,000 A                  $5.00
Common Stock           08/16/99                21,651 A(1)               $4.188
Common Stock           08/25/99                45,000 D                  $3.6875
Common Stock           08/31/99                16,100 A                  $3.375
Common Stock           09/02/99                38,000 A                  $3.8125
Common Stock           09/15/99                45,000 A                  $3.125
Common Stock           09/16/99                21,651 A(1)               $3.125
Common Stock           09/17/99              255,000 A(2)                $3.33
Common Stock           10/06/99              291,409 A(3)                $3.09


* Except as otherwise indicated, for the purposes of this Schedule I, all Shares "acquired" represent Shares received from the Company upon the conversion of Debentures and Preferred Stock at the Conversion Price applicable on the date of conversion.

(1) Shares issued to The Johnson Foundation by the Company pursuant to the Agreement dated as of January 22, 1999.

(2) Debentures and Warrants acquired on September 17, 1999 pursuant to funding of $850,000.00, which if converted and exercised on that date would be convertible and exercisable for the number of shares indicated.

(3) Debentures and Warrants acquired on October 6, 1999 pursuant to funding of $900,000.00, which if converted and exercised on that date would be convertible and exercisable for the number of shares indicated.

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934 as amended, the undersigned hereby agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, par value $0.001 per share, of Covol Technologies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Dated: January 12, 2000

ASPEN CAPITAL RESOURCES, LLC


By:      /s/
        -----------------------
        Joe K. Johnson, Manager

THE JOHNSON FOUNDATION


By:      /s/
        -----------------------
        Joe K. Johnson, Trustee